Nasdaq Regulation



Joseph Cusick
Vice President
Head of Market Surveillance

September 12, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 12, 2025, The Nasdaq Stock Market (the "Exchange") received from Yukon New Parent, Inc.[1] (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b)/A for the registration of the following security:

Common Stock, par value $0.001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

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[1] Yukon New Parent, Inc. to be renamed "Mount Logan Capital Inc." following the consummation of the all-stock merger between 180 Degree Capital Corp. and Mount Logan Capital Inc.